UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                           Crow Technologies 1977 Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                  Ordinary shares, NIS 0.25 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  M-26744-10-8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Fortissimo Capital Fund
                               14 Hamelacha Street
                      Park Afek, Rosh Ha'ayin ISRAEL 48091
                           Telephone: 972 (3) 915-7400
                             Attention: Marc Lesnick
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                February 14, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M-26744-10-8
--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Fortissimo Capital Fund GP, L.P.
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a) |x|
          (b) |_|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          AF
--------- ----------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
--------- ----------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  0*
NUMBER OF                  ------ ----------------------------------------------
SHARES                     8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                          548,723*
 EACH                      ------ ----------------------------------------------
REPORTING                  9      SOLE DISPOSITIVE POWER
PERSON
 WITH                             0*
                           ------ ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  548,723*
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          548,723*
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.55%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          PN
--------- ----------------------------------------------------------------------

      * Calculations are based on 4,372,275 Ordinary Shares outstanding, in accordance with disclosure contained in the Issuer's Proxy Statement on
      Schedule 14A filed on September 28, 2006. This Schedule 13D is filed jointly by Fortissimo Capital Fund GP, L.P., Fortissimo Capital Fund (Israel) L.P., Fortissimo Capital Fund (Israel-DP), L.P. and Fortissimo Capital Fund, L.P. (together, the "Fortissimo Entities"), acting as a "group" (within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to the Joint Filing Agreement among the Fortissimo Entities filed as Exhibit 1 hereto.

CUSIP No. M-26744-10-8
--------- ----------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Fortissimo Capital Fund, L.P.
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a) |x|
          (b) |_|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          WC
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)

--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
--------- ----------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  0*
NUMBER OF                  ------ ----------------------------------------------
SHARES                     8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                          548,723*
 EACH                      ------ ----------------------------------------------
REPORTING                  9      SOLE DISPOSITIVE POWER
PERSON
 WITH                             0*
                           ------ ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  548,723*
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          19,572
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS) |X|*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.45%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          PN
--------- ----------------------------------------------------------------------

      * Calculations are based on 4,372,275 Ordinary Shares outstanding, in accordance with disclosure contained in the Issuer's Proxy Statement on
      Schedule 14A filed on September 28, 2006. This Schedule 13D is filed jointly by the Fortissimo Entities, acting as a "group" (within the meaning of Rule 13d-5(b)(1) of the Exchange Act, pursuant to the Joint Filing Agreement among the Fortissimo Entities filed as Exhibit 1 hereto.

CUSIP No. M-26744-10-8
--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Fortissimo Capital Fund (Israel) L.P.
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a) |x|
          (b) |_|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          WC
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)

--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          ISRAEL
--------- ----------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  0*
NUMBER OF                  ------ ----------------------------------------------
SHARES                     8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                          548,723*
 EACH                      ------ ----------------------------------------------
REPORTING                  9      SOLE DISPOSITIVE POWER
PERSON
 WITH                             0*
                           ------ ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  548,723*
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          493,695*
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS) |X|*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.29%*
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          PN
--------- ----------------------------------------------------------------------

      * Calculations are based on 4,372,275 Ordinary Shares outstanding, in accordance with disclosure contained in the Issuer's Proxy Statement on
      Schedule 14A filed on September 28, 2006. This Schedule 13D is filed jointly by the Fortissimo Entities, acting as a "group" (within the meaning of Rule 13d-5(b)(1) of the Exchange Act, pursuant to the Joint Filing Agreement among the Fortissimo Entities filed as Exhibit 1 hereto.

CUSIP No. M-26744-10-8
--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Fortissimo Capital Fund (Israel-DP), L.P.
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a) |x|
          (b) |_|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          WC
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)

--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          ISRAEL
--------- ----------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  0*
NUMBER OF                  ------ ----------------------------------------------
SHARES                     8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                          548,723*
 EACH                      ------ ----------------------------------------------
REPORTING                  9      SOLE DISPOSITIVE POWER
PERSON
 WITH                             0*
                           ------ ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  548,723*
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          35,456
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS) |X|*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.81%*
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          PN
--------- ----------------------------------------------------------------------

      * Calculations are based on 4,372,275 Ordinary Shares outstanding, in accordance with disclosure contained in the Issuer's Proxy Statement on
      Schedule 14A filed on September 28, 2006. This Schedule 13D is filed jointly by the Fortissimo Entities, acting as a "group" (within the meaning of Rule 13d-5(b)(1) of the Exchange Act, pursuant to the Joint Filing Agreement among the Fortissimo Entities filed as Exhibit 1 hereto.

      This Schedule 13D is being filed by Fortissimo Capital Fund GP, L.P. ("FFC-GP"); Fortissimo Capital Fund (Israel), L.P. ("FFC-Israel"); Fortissimo Capital Fund (Israel-DP), L.P. ("FFC-Israel-DP); and Fortissimo Capital Fund, L.P. ("FFC Cayman") (FFC-GP, FFC-Israel, FFC-Israel-DP and FFC Cayman are collectively referred to herein as the "Reporting Persons"), with respect to beneficial ownership of ordinary shares, NIS 0.25 par value per share ("Ordinary Shares"), of Crow Technologies 1977 Ltd.

Item 1.        Securities and Issuer

      The class of equity securities to which this statement relates is Ordinary Shares of Crow Technolgies 1977 Ltd. (the "Issuer"), an Israeli corporation, whose principal executive offices are located at 12 Kineret Street, Airport City, Israel.

Item 2.        Identity and Background

      FFC-GP is a limited partnership organized and existing under the laws of the Cayman Islands and whose principal business is to act as the sole general partner of the other Reporting Persons. Its business address is 14 Hamelacha Street, Park Afek, Rosh Ha'ayin Israel 48091. The general partner of FFC-GP is Fortissimo Capital (GP) Management Ltd., a Cayman Island corporation ("FFC Mgmt"). The business address of FFC Mgmt is Walkers House PO Box 265 GT, Mary Street, George Town, Grand Cayman, Cayman Islands. FFC Mgmt's principal business is to act as the sole general partner of FFC Cayman. The sole shareholder and director of FFC-GP is Yuval Cohen (the "Control Person"). The Control Person's business address is 14 Hamelacha Street, Park Afek, Rosh Haayin Israel 48091 and his principal business activity is managing the investments of each of the Reporting Persons.

      The principal business of each of FFC-Israel, FFC-Israel-DP and FFC Cayman is investing in technology companies, and their respective business address is 14 Hamelacha Street, Park Afek, Rosh Ha'ayin Israel 48091.

      Each of FFC-Israel and FFC-Israel-DP is a limited partnership organized and existing under the laws of the State of Israel. FFC Cayman is a limited partnership organized and existing under the laws of the Cayman Islands.

      None of the Reporting Persons or the Control Person has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

      None of the Reporting Persons or the Control Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

Item 3.        Source and Amount of Funds or Other Consideration

      On September 12, 2006, the Issuer executed a share purchase agreement (the "SPA"), with the Reporting Persons and certain shareholders of the Issuer with respect to the sale of shares of the Issuer. On February 14, 2007, the parties thereto entered into an agreement (the "Agreement") revising the terms of the SPA. Pursuant to the terms of Agreement, the Reporting Persons consummated the purchase from certain selling shareholders of the Issuer (the "Selling Shareholders"), of an aggregate of 548,723 Ordinary Shares for a purchase price of $4,115,422 (which is divided among the Reporting Persons as follows: (i) FFC-Israel - $3,702,712.50, (ii) FFC-Israel-DP - $265, 920.50, and (iii) FFC
Cayman - $146,790), which represents 12.55% of the outstanding Ordinary Shares of the Issuer (based on the number of Ordinary Shares of the Issuer outstanding as disclosed in the Issuer's Proxy Statement on Schedule 14A filed on September 28, 2006).

The selling shareholders, the number of shares acquired from each shareholder and the amounts paid for the shares appears in the chart below:

Name                 Mr. Shmuel Melman            Mr. Abram Silver            Equity MY Ltd.             Mr. Jacob Batchon
                 -------------------------   -------------------------   -------------------------   -------------------------
                    Share        Dollar         Share        Dollar         Share        Dollar         Share        Dollar
                   Amount        Amount        Amount        Amount        Amount        Amount        Amount        Amount
                 -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
Fortissimo            10,023   $    75,173         7,811   $    58,583         1,560   $    11,700           178   $     1,335
Capital Fund,
L.P.
Fortissimo           252,820   $ 1,896,150       197,038   $ 1,477,785        39,338   $   295,035         4,499   $    33,743
Capital Fund
(Israel), L.P.
Fortissimo            18,157   $   136,178        14,151   $   106,133         2,825   $    21,188           323   $     2,423
Capital Fund
(Israel-DP),
L.P.
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
Total                281,000   $ 2,107,500       219,000   $ 1,642,500        43,723   $   327,923         5,000   $    37,500
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------

      The proposed acquisition of newly issued shares directly from the Issuer was cancelled in accordance with the terms of the Agreement, attached hereto as
Exhibit 3.

      FFC-Israel, FFC-Israel-DP and FFC Cayman are each parallel private equity funds that invest in growth oriented companies. The investors in the aforementioned funds are financial institutions and high net worth individuals.

Item 4.         Purpose of Transaction

      The Reporting Persons have acquired the securities for investment purposes in the ordinary course of their business of investing in securities for their own accounts or for one or more accounts over which the Reporting Persons have investment or voting power, respectively.

      Each of the Reporting Persons may further purchase, trade, lend, vote, dispose or otherwise deal in the securities at times and in such manner, including in the market or in private transactions, as they deem advisable in pursuit of such investment purposes to benefit from temporary changes in the market price of such securities, including changes resulting from actual or perceived developments in the Issuer's operations, business strategy or prospects, management, or from the sale or merger of the Issuer, or its subsidiaries. To evaluate such alternatives, the Reporting Persons will perform ongoing analysis of the Issuer's operations, prospects, business development, management, competitive and strategic position, capital structure, and prevailing market conditions, as well as alternative investment opportunities, and may periodically discuss such matters with the Issuer's management or directors, other shareholders, industry analysts, investment and financing professionals, existing or potential strategic partners, acquirors or competitors, sources of credit or investment banking firms. Such factors, analysis and discussions may result in the Reporting Persons' modifying their ownership of the securities, exchanging information with the Issuer or other persons pursuant to appropriate confidentiality or similar agreements and in compliance with applicable law, or holding discussions with third parties or with management in which the Reporting Persons may suggest or take a position with respect to potential changes in the Issuer's operations, management, board of directors, charter or by-laws, governance or capital structure as a means of enhancing shareholder value. Such matters may relate to one or more of the actions described in this Item 4, including, without limitation, the acquisition of other businesses by the Issuer, disposing of certain assets of the Issuer, election of one or more new directors, merger or sale of the Issuer, or adopting or not adopting, certain types of anti-takeover measures.

      The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including subject to applicable law, to (i) hold its securities as a passive investor or as an active investor (whether or not as a member of a "group" with other beneficial owners of securities or otherwise), (ii) acquire beneficial ownership of additional securities in the open market, in privately negotiated transactions or otherwise, (iii) dispose of all or part of its holdings of securities, (iv) take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this
Schedule 13D, or (v) change its intention with respect to any or all of the matters referred to in this Item 4.

      The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

      Except as set forth in the preceding sections and paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

            (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of the Issuer;

            (f) Any other material change in the Issuer's business or corporate structure;

            (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (j)   Any action similar to any of those enumerated above.

                  Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5.        Interest in Securities of the Issuer

         (a) - (b)   Each of the Reporting Person's allocation is as follows:

         Name of Fund                                   Number of Shares    Percentage Holdings*

         Fortissimo Capital Fund GP, L.P.                     548,723              12.55%

         Fortissimo Capital Fund (Israel), L.P.               493,695              11.29%

         Fortissimo Capital Fund (Israel-DP), L.P.             35,456               0.81%

         Fortissimo Capital Fund, L.P.                         19,572               0.45%

                   ----------

      * Calculations are based on 4,372,275 Ordinary Shares outstanding, in accordance with disclosure contained in the Issuer's Proxy Statement on
      Schedule 14A filed on September 28, 2006. Each Reporting Person has shared voting power over Ordinary Shares and shared dispositive power over 548,723 Ordinary Shares.

      FFC-Israel, FFC-Israel-DP and FFC Cayman invest together, in the framework of parallel private equity funds, which are managed by FFC GP. The pro-rata allocation among such entities is as follows: FFC-Israel - 89.57%; FFC-Israel-DP- 6.46%; and FFC Cayman -3.57%.

      FFC GP, in its capacity of being the sole general partner of FFC-Israel, FFC-Israel-DP and FFC Cayman, controls and manages each of the Reporting Persons. Accordingly, FFC GP is the beneficial owner of the Ordinary Shares held by each of the Reporting Persons. FFC GP, in its capacity as the general partner of each of the Reporting Persons, has the voting and dispositive power over the Ordinary Shares held by each of them. FFC GP may be deemed to be the indirect beneficial owner of the Ordinary Shares directly beneficially owned by the Reporting Persons.

      (c) See Item 3 above. Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days

      (d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares of the Issuer reported by this statement.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

      On September 12, 2006, FFC GP, (on behalf of the other Reporting Persons), the Selling Shareholders and the Issuer entered into the SPA, which was later amended by the Agreement, both as described above. Pursuant to the Agreement, the Reporting Persons have a right to appoint an observer to the board of directors of the Company, so long as they hold, in the aggregate, at least 7.5% of the outstanding shares of the Company.

Item 7.         Material to be Filed as Exhibits

            1. Joint Filing Agreement, by and among the Reporting Persons dated February 22, 2007.

            2. Share Purchase Agreement dated as of September 12, 2006 between the Issuer and FFC GP (Incorporated by reference to Exhibit A to the Issuer's Proxy Statement on Schedule 14A filed on September 28, 2006).

            3. Agreement, dated February 14, 2007 by and among the Issuer, FFC GP (on behalf of the several partnerships with respect to which it serves as a General Partner) and certain selling shareholders of the Issuer.

                                            SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: February 22, 2007

      1. Fortissimo Capital GP, LP

      By its General Partner, Fortissimo Capital (GP) Management Ltd.:

      ----------------------------

      Yuval Cohen, Director



      2. Fortissimo Capital Fund (Israel) LP

      By its General Partner:

      Fortissimo Capital GP, LP

      By its General Partner, Fortissimo Capital (GP) Management Ltd.:

      ----------------------------

      Yuval Cohen, Director



      3. Fortissimo Capital Fund (Israel-DP), L.P.

      By its General Partner:

      Fortissimo Capital GP, LP

      By its General Partner, Fortissimo Capital (GP) Management Ltd.:

      ----------------------------

      Yuval Cohen, Director


      4. Fortissimo Capital Fund, L.P.

      By its General Partner:


      Fortissimo Capital GP, LP

      By its General Partner, Fortissimo Capital (GP) Management Ltd.:

      ----------------------------

      Yuval Cohen, Director